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                                                                Exhibit(a)(5)(A)

               IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

MASSEO INVESTMENTS LTD., individually             )
and on behalf of all others similarly situated,   )
                                                  )
                Plaintiff,                        )
                                                  )
        v.                                        )    Case No. 18916NC
                                                  )
UNIGRAPHICS SOLUTIONS INC.;                       )
ELECTRONIC DATA SYSTEMS                           )    CLASS ACTION COMPLAINT
CORPORATION; PAUL J. CHIAPPARONE;                 )
JEFFREY M. HELLER; GEORGE ABIGAIL;                )
ANTHONY J. AFFUSO; J. DAVIS HAMLIN;               )
LEO J. THOMAS; WILLIAM P. WEBER; and              )
GARY B. MOORE,                                    )
                                                  )
                Defendants.                       )

     Plaintiff, by its attorneys alleges upon information and belief, except for paragraph 1, which is alleged upon knowledge, as follows:

     1. Plaintiff has been an owner of the common stock of Unigraphics Solutions Inc. ("Unigraphics" or the "Company") since prior to the wrongs complained of herein, and continuously to date.

     2. Unigraphics provides mechanical computer-aided design, computer-aided engineering, computer-aided manufacturing, and product data management software products and related services. The Company's products and services are used for product development, engineering and manufacturing, principally in the automotive, transportation, aerospace and consumer products industries. Unigraphics is duly organized and existing under the laws of the State of Delaware.
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     3.   Defendant Paul J. Chiapparone is the Chairman of Unigraphics's Board
of Directors. Defendant Chiapparone is also employed by Electronic Data Systems Corporation ("EDS") as its Executive Vice President in charge of Operations.

     4. Defendant Jeffrey M. Heller is a director of Unigraphics. Defendant Heller also serves as the Vice Chairman of the EDS' Board of Directors.

     5. Defendant George Abigail is a director of Unigraphics. Defendant Abigail is also employed by EDS as its Vice President for Corporate Business Development and Ventures.

     6. Defendant J. Davis Hamlin is a director of Unigraphics. Defendant Hamlin retired from EDS, where he had served as a Senior Vice President and director.

     7. Defendant Anthony J. Affuso is a director of Unigraphics, as well as its President and Chief Executive Officer.

     8.   Defendant Leo J. Thomas is a director of Unigraphics.

     9.   Defendant William P. Weber is a director of Unigraphics.

     10.  Defendant Gary B. Moore is a director of Unigraphics.

     11. The individual defendants, as officers and directors of Unigraphics, and EDS, as majority shareholder, stand in a fiduciary relationship with the plaintiff and other public stockholders of Unigraphics, and owe them the highest obligations of good faith and fair dealing.

     12. EDS owns 31.265 million shares of Class B Common Stock of Unigraphics representing approximately 98.4% of the combined voting power of all classes of voting stock of Unigraphics. EDS has reached an agreement with Unigraphics to purchase all shares of Unigraphics stock that EDS doesn't already own.


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                           CLASS ACTION ALLEGATIONS
                           ------------------------

     13. Plaintiff brings this action on its own behalf and as a class action, pursuant to Court of Chancery Rule 23, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants), and their successors-in-interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

     14.  This action is properly maintainable as a class action.

          (a) The Class is so numerous that joinder of all members is impracticable. There are approximately 36 million shares of Unigraphics common stock outstanding, of which approximately 4.6 million are owned by persons not affiliated with Unigraphics.

          (b) There are questions of law and fact which are common to the Class including, inter alia, the following:
           ----------

               (i) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class;

               (ii) whether the proposed transaction, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the Class; and

               (iii) whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

          (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the Class, and plaintiff has the same interests as do the members of the Class. Plaintiff will fairly and adequately represent the Class.

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     15.  The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or would create a risk of adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members, not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     16. Defendants have acted in a manner which affects plaintiff and all members of the Class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

     17. On May 23, 2001, EDS and Unigraphics jointly issued a press release announcing that EDS would take Unigraphics private by acquiring the remaining 14% of Unigraphics' stock that EDS did not already own. The May 23, 2001 press release stated, in relevant part:

               EDS to Acquire SDRC; Intends to Take Unigraphics
               Private; Creates Leader In Software for Digitized
               Product Development

               New EDS Line of Business Will Have $1 Billion in
               Annual Revenues

               PLANO, Texas, MILFORD, Ohio and CYPRESS, Calif., May 23 /PRNewswire/ -- EDS today announced an agreement to purchase Structural Dynamics Research Corporation (SDRC) for approximately $950 million in cash, or $25.00 a share.

               Concurrent with the SDRC purchase, EDS will offer to buy the 14 percent of its Unigraphics Solutions
               (UGS) subsidiary that is publicly held. The offer to the shareholders of UGS contemplates a price of $27.00 a share or total cash of approximately about $170 million. (Emphasis added).

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     18.  The foregoing offer represents inadequate consideration for the
Company.

     19. EDS possesses control over Unigraphics. EDS owns 31.26 million of Unigraphics' 36.3 million shares of common stock, and through such ownership controls 98.4% of UGS' voting power. Executives of EDS or persons otherwise affiliated with EDS comprise a majority of Unigraphics' board of directors.

     20. Given the influence of EDS on the Board of Directors, the Board cannot meaningfully consider the buy-out transaction or engage in arms-length bargaining with EDS. EDS will be above to proceed with the buy-out transaction without an auction or other type of market check to maximize value for Unigraphics' public shareholders.

     21. EDS has timed the proposal to freeze out Unigraphics' Class A shareholders in order to capture for itself Unigraphics' future potential without paying an adequate or fair price to the Company's public shareholders.

     22. EDS timed the announcement of the proposed buyout to place an artificial lid on the market price of Unigraphics' Class A common stock so that the market would not reflect Unigraphics' improving potential, thereby purporting to justify an unreasonably low price.

     23. EDS has access to internal financial information about Unigraphics, its true value, expected increase in true value, and the benefits of 100% ownership of Unigraphics to which plaintiff and the Class members are not privy. EDS is using such inside information to benefit itself in this proposed transaction, to the detriment of the Unigraphics' public stockholders.

     24. EDS has clear and material conflicts of interest and is acting to better its own interests at the expense of Unigraphics's public shareholders. EDS has voting control of the Company and controls its proxy machinery. EDS has selected and/or controls the Company's

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directors, with these directors beholden to EDS for their offices and the valuable perquisites which they enjoy therefrom.

     25. EDS is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, EDS and the Individual Defendants have breached and are breaching their fiduciary duties to the members of the Class.

     26. Unless the proposed buyout is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm of the members of the Class.

     27. Plaintiff and the other members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment as follows:

     a. declaring this to be a proper class action and designating plaintiff as Class representative;

     b. enjoining, preliminarily and permanently, the proposed acquisition under the terms presently proposed;

     c. to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding the same or awarding rescissory damages to the Class;

     d. directing the defendants to account to plaintiff and the Class for all damages caused by them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

     e. awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

     f.   granting such other and further relief as the Court deems appropriate.

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Dated:  May 24, 2001
                                        ROSENTHAL, MONHAIT, GROSS
                                          & GODDESS, P.A.

                                        By:__________________________________
                                           Suite 1401 Mellon Bank Center
                                           P.O. Box 1070
                                           Wilmington, Delaware 19899
                                           (302) 656-4433
                                           Attorneys for Plaintiff

     OF COUNSEL:

     Jeffrey H. Squire, Esq.
     KIRBY McINERNEY & SQUIRE, LLP
     830 Third Avenue
     10th Floor
     New York, New York 10022
     (212) 371-6600

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